17006049

SECU[illegible] [illegible]COMMISSION
[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/15 (MM/DD/YY) AND ENDING 11/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quincy Cass Associates, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1650
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Ravitz 310-473-4411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2017 JAN 26 AM 11: 19
SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joel Ravitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quincy Cass Associates, Incorporated, as of November 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA TERRAZAS
Notary Public - California
Los Angeles County
Commission # 2183306
My Comm. Expires Aug 21, 2020

Signature

CHAIRMAN & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

I have audited the accompanying consolidated statement of financial condition of Quincy Cass Associates, Incorporated as of November 30, 2016 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Quincy Cass Associates, Incorporated's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quincy Cass Associates, Incorporated as of November 30, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended November 30, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Quincy Cass Associates, Incorporated's financial statements. The supplemental information is the responsibility of Quincy Cass Associates, Incorporated's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 4, 2017

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Financial Condition
November 30, 2016

ASSETS

Cash and cash equivalents	$	629,665
Receivable from clearing broker		29,952
Accounts receivable		104,412
Clearing deposit		50,000
Fixed assets		
net of accumulated depreciation of $55,421		74,060
Other assets		8,391
Total assets	$	896,480

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	108,526
Commissions payable		2,246
Payable to clearing broker		2,502
Total liabilities		113,274
STOCKHOLDERS' EQUITY:		
Common stock - Series A, no par value. 300 shares authorized, 201 shares issued and outstanding		1,407
Common stock - Series B, no par value. 300 shares authorized, 38.24 shares issued and outstanding		325,000
Additional paid in capital		35,530
Retained earnings		421,269
Total stockholders' equity		783,206
Total liabilities and stockholders' equity	$	896,480

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Income
For the year ended November 30, 2016

INCOME:	
Management and advisory income	$ 824,411
Commissions	340,356
Other income	36,809
Total income	1,201,576
EXPENSES:	
Commissions	34,647
Clearing and advisory	38,458
Employee compensation and benefits	673,257
Legal and professional	20,564
Occupancy	140,847
Other operating expenses	276,458
Total expenses	1,184,231
INCOME BEFORE INCOME TAXES	17,345
INCOME TAX PROVISION (Note 2)	
Income tax expense	15,400
NET INCOME	$ 1,945

The accompanying notes are an integral part of these financial statements

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Changes in Stockholders' Equity
For the year ended November 30, 2016

	Common Stock Series A	Common Stock Series B	Additional Paid-in-capital	Retained Earnings	Total Stockholders' Equity
Balance December 1, 2015	$ 1,407	$ 325,000	$ 35,530	$ 419,324	$ 781,261
Net income				1,945	1,945
Balance November 30, 2016	$ 1,407	$ 325,000	$ 35,530	$ 421,269	$ 783,206

QUINCY CASS ASSOCIATES, INCORPORATED

Consolidated Statement of Cash Flows
For the year ended November 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,945
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,518
(Increase) decrease in:		
Receivable from clearing broker		(5,302)
Accounts receivable		20,302
Other assets		7,227
Increase (decrease) in:		
Accounts payable and accrued expenses		28,811
Commissions payable		(330)
Payable to clearing broker		(750)
Total adjustments		60,476
Net cash provided by operating activities		62,421
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(77,903)
Net cash used in investing activities		(77,903)
Decrease in cash and cash eqivalents		(15,482)
Cash and cash equivalents - beginning of period		645,147
Cash and cash equivalents - end of period	$	629,665
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	10,400

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Quincy Cass Associates, Incorporated (the "Company") conducts business processing broker-dealer transactions on a fully disclosed basis, investment management of customers' accounts, and operational management of various real estate projects, typically mobile home parks.

Summary of significant accounting policies

The presentation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Fixed assets are recorded at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Fixed assets are depreciated by the straight line method over their estimated useful lives which range from five to seven years.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

There are no levels to measure at November 30, 2016.

Consolidation and Revenue Recognition

The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiaries, QCA Management Company, Inc. and QCA Capital Management, Inc. All material inter-company balances have been eliminated. Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis.

Income Taxes

The Company files a consolidated tax return with its subsidiaries on an accrual basis. Income taxes are calculated for the Company as a stand alone entity. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes, when material. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each tax year. The measurement of unrecognized tax benefits is adjusted when new information becomes available.

The Company is subject to audit by the taxing agencies for years ending November 30, 2013, 2014 and 2015.

The Company has Federal and California net operating losses of approximately $2,000 and $55,000, respectively. These net operating losses will expire on November 30, 2029.

Securities Owned

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with National Financial Services, who carries the accounts of the customers of the Company. The Company has deposited $50,000 with its clearing firm as security for its transactions with them. The balance at November 30, 2016 was $50,000.

Note 3: EQUIPMENT, NET

Fixed Assets as of November 30, 2016 consist of the following:

Fixed Assets	$ 129,481
Less accumulated depreciation	(55,421)
	$ 74,060

Depreciation expense for the year ended November 30, 2016 was $10,518.

Note 4: INCOME TAXES

The income tax provision at November 30, 2016 consists of the following:

Federal	$ 1,000
California	14,400
Total Income Tax Expense	$ 15,400

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its Los Angeles office through July 31, 2021. Minimum future rental commitments are:

Year Ending	Amount
November 30, 2017	$ 171,948
November 30, 2018	179,700
November 30, 2019	187,976
November 30, 2020	196,380
November 30, 2021	134,776
	$ 870,780

Rent expense for the year ended November 30, 2016 was $140,847.

Note 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2016 the Company had net capital of $587,079, which was $487,079 in excess of its required net capital of $100,000, and the Company's ratio of aggregate indebtedness of $113,274 to net capital was 0.19 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 8: RETIREMENT PLAN

The Company sponsors a Simple IRA Plan covering certain employees. Contributions to the plan are made by both the Company and the employees. For the fiscal year ended November 30, 2016, the Company's expense was $10,386.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 4, 2017, which is the date the financial statements were issued.

QUINCY CASS ASSOCIATES, INCORPORATED
Statement of Net Capital
Schedule I
For the year ended November 30, 2016

		November 30, 2016
Stockholders' equity, November 30, 2016	$	783,206
Add - Other deductions or allowable credits		346,352
Total capital		1,129,558
Subtract - Nonallowable assets:		
Equipment, net		74,060
Investment in subsidiaries		455,014
Other assets		8,391
Tentative net capital		592,093
Haircuts		5,014
NET CAPITAL		587,079
Minimum net capital		100,000
Excess net capital	$	487,079
Aggregate indebtedness		113,274
Ratio of aggregate indebtedness to net capital		19%
Statement pursuant to rule 17a-5(d)(4)		

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capial included in its unaudited Form X17A-5 Part IIA and the computation contained herein

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
November 30, 2016

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
November 30, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 11/30, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-005743
QUINCY CASS ASSOCIATES INC
11111 SANTA MONICA BLVD STE 1650
LOS ANGELES, CA 90025

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,507

B. Less payment made with SIPC-6 filed (exclude interest) (1,281)

6-21-16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,226

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,226

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,226

H. Overpayment carried forward $( )

RECEIVED
2017 JAN 26 AM 11:19
SEC / TM

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUINCY CASS ASSOCIATES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14TH day of DECEMBER, 2016.

CHAIRMAN & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12/1, 2015
and ending 11/30, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,201,576
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	30,649
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	415
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REVENUE FROM SUBSIDIARY NOT IN SECURITIES BUSINESS (Deductions in excess of $100,000 require documentation)	165,641
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,904	
Enter the greater of line (i) or (ii)	
Total deductions	198,609
2d. SIPC Net Operating Revenues	$ 1,002,967
2e. General Assessment @ .0025	$ 2507

(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended November 30, 2016, which were agreed to by Quincy Cass Associates, Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Quincy Cass Associates, Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Quincy Cass Associates, Incorporated's management is responsible for Quincy Cass Associates, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended November 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 4, 2017

Assertions Regarding Exemption Provisions

We, as members of management of Quincy Cass Associates, Incorporated ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)* – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ended November 30, 2016.

Quincy Cass Associates, Incorporated

By:

(Name)

CHAIRMAN & CEO

(Title)

1-4-17

(Date)

(Name)

President

(Title)

1/4/2017

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Quincy Cass Associates, Incorporated, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quincy Cass Associates, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Quincy Cass Associates, Incorporated, stated that Quincy Cass Associates, Incorporated, met the identified exemption provision throughout the most recent fiscal year without exception. Quincy Cass Associates, Incorporated's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Quincy Cass Associates, Incorporated's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 4, 2017

QUINCY CASS ASSOCIATES, INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE FISCAL YEAR ENDED
NOVEMBER 30, 2016

QUINCY CASS ASSOCIATES, INCORPORATED

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